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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


12061084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

APR 04 2012

Washington DC
405

SEC FILE NUMBER
8-67307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **J&C GLOBAL SECURITIES LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 N. GREEN VALLEY PARKWAY, SUITE 200
(No. and Street)

HENDERSON	**NEVADA**	**89074**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JERVIS B. HOUGH **702-425-4300**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **JERVIS B. HOUGH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J&C GLOBAL SECURITIES LLC**, as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Public Notary 3/27/2012



PATRICIA S COCHRAN
NOTARY PUBLIC
MECKLENBURG COUNTY
NORTH CAROLINA
MY COMMISSION EXPIRES FEB. 22, 2015

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J & C GLOBAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

J & C GLOBAL SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Members
J & C Global Securities, LLC

We have audited the accompanying statement of financial condition of J & C Global Securities, LLC as of December 31, 2011, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain several bank statements supporting activities of the Company for the months of January 2011, February 2011, and April 2011.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine the bank statements, the financial statements referred to above present fairly, in all material respects, the financial position of J & C Global Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on pages 9 & 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
April 2, 2012

J & C GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	23,433
Accounts receivable - net of allowance of $21,250		-
Deposit with clearing firm		13,551
	$	36,984

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	18,033
		18,033
Member's equity:		18,951
	$	36,984

The accompanying notes are an integral part of these financial statements.

J & C GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 587
Fee income	199,500
Total revenues	200,087
Expenses:	
Compensation	73,024
Licenses and registrations	10,500
Professional fees	15,750
Rent expense	10,500
General & administration Expenses	39,385
Total expenses	149,159
	50,928
Other Income (Expenses)	
Realized loss on marketable securities	(120,000)
Net Income (loss)	$ (69,072)

The accompanying notes are an integral part of these financial statements.

J & C GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

BALANCE - DECEMBER 31, 2010	$ 31,426
Member's contributions	126,023
Member's distributions	(69,426)
Net income (loss)	(69,072)
BALANCE - DECEMBER 31, 2011	$ 18,951

The accompanying notes are an integral part of these financial statements

J & C GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2011	$ -

The accompanying notes are an integral part of these financial statements.

J & C GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ (69,072)
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) decrease in:	
Deposits with clearing firm	(13,551)
Due from related party	25,000
Increase (decrease) in:	
Accounts payable and accrued liabilities	17,811
Net cash used in operating activities	(39,812)
Cash flows from financing activities:	
Member contributions	126,023
Member distributions	(69,426)
Net cash provided in financing activities	56,597
Net increase in cash and cash equivalents	16,785
Cash and cash equivalents at beginning of period	6,648
Cash and cash equivalents at end of period	$ 23,433

The accompanying notes are an integral part of these financial statements.

J & C GLOBAL SECURITES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 – Summary of Significant Accounting Policies

Organization

The original Company, Mitre Group, LLC was organized in the State of Indiana in January 2006 to conduct business as a broker/dealer. In February of 2011, the parent company of J & C Global Securities, LLC purchased Mitre Group, LLC, and then organized the Company as a limited liability company, in the State of Indiana on March 2, 2011 to continue the business activities of Mitre Group, LLC. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's income is substantially derived from consulting, financial advising and investment banking services provided to customers.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be an Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of an Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Realized Loss on Marketable Securities

During the year ended December 31, 2011, the Company received marketable securities as payment for consulting services provided by the Company. The fair market value of the marketable securities on the measuring date was $120,000, which the Company recognized as fee income. Subsequently, the market value of these thinly traded securities declined, which resulted in the Company recognizing a realized loss in the amount of $120,000.

Note 3 – Related Party Transactions

During the period year ended December 31, 2011, J & C Global Holdings ("parent"), paid for certain operating expenses on behalf of the Company. A portion of these expenses were recorded as member contributions in the amount of $63,023.

The Company occupies space under a lease between the Parent and a third party for which the Company pays the rent directly to the third party.

On May 1, 2010 the Parent entered into an agreement to purchase Mitre Group, LLC, a broker dealer, registered with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) for the purpose of conducting a securities business. The purchase was completed in March 2011. Subsequently, J & C Global Securities, LLC was formed to continue the business activities as a broker dealer.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2011, the Company's had excess net capital of $13,951 and a net capital ratio of .95 to 1.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through April 2, 2012, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2011 requiring disclosure.

J & C GLOBAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2011

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 18,951
Deductions:	
Non-allowable assets	-
Net capital before haircuts and securities positions	18,951
Haircuts:	-
Net capital	18,951
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($18,033)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Net capital in excess of required minimum	$ 13,951

Reconcilation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2011)	
Net capital, as reported in Company's Part IIA Focus Report	$ 20,400
Adjustments:	
Decrease in deposit with clearing firm	1,449
Net capital, per December 31, 2011 audited report as filed	$ 18,951

J & C GLOBAL SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 18,033
Aggregate indebtedness	$ 18,033
Ratio of aggregate indebtedness to net capital	.95 to 1

J & C GLOBAL SECURITIES, LLC

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Members
J & C Global Securities, LLC

In planning and performing our audit of the financial statements of J & C Global Securities, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control or control activities that we consider a significant deficiency, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of J & C Global Securities, LLC as of and for the year ended December 31, 2011. The significant deficiency is as follows:

- The Company could not provide bank statements to support financial activities of the Company for January, February and April 2011.

We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
April 2, 2012